

January 22, 2013

Via E-mail
Joseph Wade
Chief Financial Officer
Renegade Ventures, Inc.
8275 S. Eastern Ave.
Las Vegas, NV 89123

Re: Renegade Ventures, Inc.
Amendment No. 3 to Form S-11
Filed January 3, 2013
File No. 333-183499

Dear Mr. Wade:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 5. Dilution, page 12

1. We note your response to comment 1 of our letter dated November 20, 2012 and we note that the Class B shares are convertible into Class A shares on a 1-for-1 basis, and that the Class B shares outstanding impact the dilution to the equity interests of the purchasers of Class A shares. Please revise your dilution tables to include all shares of common stock outstanding in your calculations, not just Class A Common Stock.

Item 10. Management's Discussion and Analysis…, page 17

2. Please revise your MD&A to provide updated information for the period ended December 31, 2012. This includes updating your current discussion and adding discussion of any new transactions, such as the property acquisition.

<u>Financial Statements, page 34</u>

3. Please revise your financial statements to correct column headers to properly reflect the period presented, and whether or not the financial information is audited. For your balance sheet you should have two columns with one column being as of June 30, 2012 and the other column being as of December 31, 2012. In addition your six months ended December 31, 2012 income statement indicates that the period is audited. Please mark this as unaudited or have your auditors correct their audit report.

4. Please revise your financial statements to provide the cumulative information required for development stage entities. Refer to ASC 915.

5. Net Income through June 30, 2012 on your statement of operations does not agree with the retained earning balance on your balance sheet or with net income on your statement of cash flows. Please revise.

6. Please revise your financial statements to provide updated footnote disclosure for the period ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under

Joseph Wade
Renegade Ventures, Inc.
January 22, 2013
Page 3

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel